

June 1, 2015

Via E-mail
John D. Sheehan
Executive Vice President and Chief Financial Officer
Mylan N.V. c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re:** **Mylan N.V.**
> **Registration Statement on Form S-4**
> **Filed May 5, 2015**
> **File No. 333-203873**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 5, 2015**
> **File No. 333-199861**

Dear Mr. Sheehan:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are requesting waiver of certain financial reporting and audit requirements from the Division of Corporation Finance's Office of the Chief Accountant. Please note that our review of the above referenced filings is subject to the resolution of such waiver requests.

**Preliminary Proxy Statement on Schedule 14A**

2. Please file the form of proxy card and ensure that it is marked "preliminary copy." See Exchange Act Rules 14a-6(a) and (e)(1).

Notice of Extraordinary General Meeting of Shareholders

3. We note that the Notice states that that the Record Date does not apply to Mylan preferred shares and that holders of such shares, which would appear to include shares acquired by Stichting Preferred Shares Mylan, may attend and vote at the meeting. With a view towards disclosure, please advise how this is consistent with section 7.07(b) of Mylan's articles of association, which provides that if the Mylan Board sets a record date (referred to in the articles as a "registration date") then "persons entitled to attend the General Meeting are those who, on the registration date if determined by the [Mylan] Board, have voting rights and/or meeting rights with respect to a class of shares of [Mylan] and have been registered as such in a register designated by the [Mylan] Board for that purpose."

4. Similarly, the Notice also states that the Cut-Off Date does not apply to proxies to vote preferred shares. With a view towards disclosure, please advise how this is consistent with Section 7.07(a) of Mylan's articles of association, which provides that a shareholder must notify Mylan of its intention to attend the meeting in writing at the address and by the date specified in the notice of meeting, which day cannot be earlier than seven days before the day of the meeting.

5. We note that the record date has not yet been specified. We remind Mylan of its obligations under Exchange Act Rule 14a-13(a)(3).

Why is shareholder approval of the transaction required, page 3

6. We note the statement that "if any term of the Transaction described in this proxy statement changes, in a manner that we believe is material to our shareholders, we will make supplemental disclosures to inform you of the change and, if legally required, resolicit proxies from our shareholders." Please supplement the disclosure to provide shareholders with a better sense of what the board would consider as constituting a material change to the terms of the Transaction. For example, disclose whether any change in the price or mix of the current offer consideration, post-closing covenants made by Mylan or divestitures required to obtain regulatory approvals would constitute material changes. If Stichting Preferred Shares Mylan were to seek to exercise its call right immediately before the meeting, please advise us what procedures or steps, if any, Mylan would take in order to inform other shareholders about such event and whether Mylan would consider postponing the meeting to afford Mylan shareholders sufficient time to consider the new developments.

The Proposal: Approval of the Acquisition and the Share Issuance, page 35

7. Disclosure in the second bullet point under the heading "Meaningful Cost Savings and Other Synergies" on page 43 indicates that Perrigo shareholders will receive a fixed number of Mylan ordinary shares "which provides certainty to holders of Mylan ordinary

shares as to their pro forma percentage ownership in the combined company." As currently written, the Proposal does not appear to set a maximum amount on the number of shares that are authorized by the Proposal to be issued in the Acquisition. Please revise this section to clarify this point and to indicate whether the Proposal, if approved in its current form, will enable the Mylan board to issue more shares or higher cash consideration than currently disclosed in the first paragraph on page 46.

Background and Reasons for The Transaction, page 37

8.  Disclosure indicates that Mylan issued a public announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015, setting forth its legally binding commitment to commence an offer to acquire all of the outstanding Perrigo ordinary shares. Disclosure also indicates that the Mylan board met on April 27, 2015 to discuss Teva's offer to acquire Mylan. Given that Teva's April 21 offer was contingent on Mylan not completing its proposed acquisition of Perrigo, it would appear that any consideration of the Teva transaction was a foregone conclusion as of April 24, upon issuance of the Rule 2.5 announcement. Please disclose whether the Board considered the Teva offer prior to its legally binding commitment to commence an offer for Perrigo shares, and if not, how the Board was able to evaluate the Teva offer on its merits given Mylan's legally binding commitment and Teva's offer terms.

9.  The first paragraph on page 41 includes the statement that "[a]fter a comprehensive review conducted in consultation with its financial and legal advisors, the Mylan Board concluded that Teva's non-binding expression of interest did not meet any of the *key criteria* that would cause the Mylan Board to depart from Mylan's successful and longstanding standalone strategy, and consider engaging in discussions to sell Mylan." Emphasis added. Given that Teva's offer for Mylan is contingent on Mylan not completing its proposed acquisition of Perrigo or any alternative transactions, so that a Mylan shareholder's vote for the Proposal is in effect a vote against Teva's proposed acquisition of Mylan, please describe the "key criteria" referenced in this paragraph and whether such criteria included consideration of an offer price for Mylan that the Mylan board believed appropriately valued the company.

10. We note that in the April 27, 2015 letter sent from Mylan's Executive Chairman, Robert J. Coury, to Teva's President and Chief Executive Officer, Erez Vigodman, filed on April 27, 2015 as Form 425, in which Mr. Coury indicated that the Mylan board had unanimously rejected Teva's offer to acquire Mylan for $82 per Mylan ordinary share, Mr. Coury also indicated that the Mylan board "will certainly not consider engaging in discussions to sell the Company unless the starting point of the discussions is significantly in excess of $100 per share" and that Teva's offer was a "grossly insufficient valuation" of Mylan. In contrast, disclosure on page 41 indicates that Mylan's offer to acquire Perrigo for $75 in cash and 2.3 Mylan ordinary shares reflects an effective implied value of $232.23 per Perrigo ordinary share based on the closing price

of a Mylan ordinary share of $68.36 on April 8, 2015, "the first day of market reaction to Mylan's initial proposal to acquire Perrigo."

In light of Mr. Coury's statements as well as the Teva offer for $82 per Mylan ordinary share, both of which suggest that Mylan is proposing to pay an effective implied value significantly higher than $232.23, please disclose why it is appropriate for Mylan shareholders, in evaluating the Proposal, to consider $68.36 per Mylan ordinary share as the appropriate valuation of Mylan shares.

Reasons for the Transaction, page 41

11.     Disclosure in the last paragraph on page 41 indicates that the Mylan board believes that the combination of Mylan and Perrigo would deliver to Mylan's and Perrigo's shareholders "significantly greater near- and long-term value than they could otherwise obtain on a standalone basis." Please disclose whether the Board, in formulating such belief, considered the value of Mylan suggested by Mr. Coury, as opposed to the $68.36 price per ordinary share referenced earlier on page 41.

A Combined Company with a Strong Financial Profile, page 43

12.     Please supplement the disclosure to explain the statement that the Acquisition will "be *accretive* to the combined company's adjusted annual earnings per share on a *fully synergized basis*." Emphasis added. Also provide support for such statement, including the preliminary estimates referenced in the risk factor on page 24 and the underlying assumptions for such estimates. Note that this comment applies equally to the same disclosure found in the registration statement on Form S-4.

13.     We note the statement that "Mylan anticipates that the combination of Mylan and Perrigo will result in *substantial* free cash flows to drive rapid deleveraging and enhanced reinvestment into the business..." Emphasis added. Please expand this disclosure so that shareholders have a better understanding of the reference to "substantial."

Meaningful Cost Savings and Other Synergies, page 43

14.     We note that slide 33 of the investor presentation filed as Form 425 on May 5, 2015 that "[i]f the Mylan/Perrigo deal were already completed, Perrigo shareholders would be expected to receive $10.00+ in 2015E adjusted EPS PLUS $75 per share in cash." This assertion appears to be based on Perrigo's standalone expected 2015 adjusted EPS, Mylan's expected 2015 adjusted EPS and the exchange ratio and cash consideration offered to be paid to Perrigo shareholders in the exchange offer. However, while the assertion refers to "2015E adjusted EPS," the underlying calculation appears to assume achievement of the full $800 million of synergies that Mylan projects to be achieved only in the fourth year after the acquisition.

We also note that the Rule 2.5 announcement filed as an exhibit to Form 8-K on April 24, 2015 states that "[t]he transaction is expected to be *immediately* accretive to EPS on a fully-synergized basis." (emphasis added).

Finally, we note the statement under the caption "Meaningful Cost Savings and Other Synergies" on page 43 of the proxy statement and page 38 of the registration statement that "the combination of Mylan and Perrigo will result in at least $800 million of annual pre-tax operational synergies *by the end of year four* following the consummation of the Acquisition."

Given the apparent inconsistency among these statements, please revise the disclosure to clarify the year in which the Acquisition will be accretive and provide support for such claim. With a view towards disclosure, please also advise us of the type of synergies to be achieved, the source of synergies, when such synergies are expected to start, whether any one-time costs must be incurred to realize such synergies and any other significant assumptions relied upon in arriving at this dollar amount. Note that this comment applies equally to the same disclosure found in the registration statement on Form S-4.

15.     We note disclosure on page 81 of the registration statement that "[u]nder Dutch law…[d]irectors must act for the benefit of the company's corporate interests…" and "the corporate interest extends to the interests of all stakeholders, such as shareholders, creditors, employees, customers, and suppliers." We note disclosure on page 43 of the proxy statement that "[i]n addition to the anticipated benefits described above, the Mylan Board also considered the following factors in approving the Transaction…the benefits of the Acquisition for Mylan's employees, customers, creditors, suppliers, patients, communities, and culture." In light of Mylan's recent incorporation from Pennsylvania to Ireland, please supplement the disclosure on page 43 to include disclosure similar to that found on page 81 of the registration statement so that Mylan's shareholders can better assess the significance to the Mylan board's consideration of all stakeholder interests, as opposed to predominantly shareholder interests.

16.     Disclosure in this section indicates that the Board considered, in approving the Transaction, "alternatives to the Acquisition, the potential value to Mylan of such alternatives and the timing and likelihood of effecting any such alternative." Please expand to clarify if such alternatives included the Teva proposal and whether the Perrigo board considered that the transaction with Teva could not be completed if the Acquisition was consummated.

Certain Conditions of the Offer, page 46

17.     Refer to the first offer condition. We note that Appendix I to the registration statement on Form S-4 contains a more detailed description of this condition, and includes a proviso that the condition shall not be satisfied unless Mylan shall have acquired or agreed to acquire Perrigo shares carrying in aggregate more than 50% of the voting rights

then exerciseable at a general meeting of Perrigo. Please revise the proxy statement's description of this condition to more accurately reflect the actual condition included in the registration statement. Include in such revised disclosure an explanation of the proviso and why it is a term of the offer.

Ownership of Mylan After the Transaction, page 47

18. Please disclose the assumptions referenced in the first sentence of this section.

**Registration Statement on Form S-4**

General

19. We note disclosure throughout the prospectus that Mylan will, no later than 14 days after the date on which the offer becomes or is declared wholly unconditional, accept for exchange, and will exchange for cash and Mylan ordinary shares all Perrigo ordinary shares validly tendered and not properly withdrawn. We not similar disclosure that any shares tendered during a subsequent offering period will be accepted for exchange immediately upon tender and will be exchanged for the offer consideration in no event later than 14 days after tender. Please advise how the potential length of such payment period is consistent with Mylan's obligations under Exchange Act Rule 14e-1(c) and 14d-11(c) and (e).

20. Please supplement the disclosure to indicate that the offer is subject to certain exemptive relief which has been requested from the Commission, and if granted, the offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under United States domestic tender offer procedures and law, and if true, that the documents relating to the offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Note on Information Concerning Perrigo, page i

21. We note the statement on page i that if Mylan receives information requested from Perrigo before the offer expires and considers it to be material, reliable and appropriate, then Mylan will amend or supplement the offer to exchange to provide such information. We remind Mylan of its obligations under Exchange Act 14d-4(d) and Instruction 3 to 14d-4(b).

What will I receive for my Perrigo ordinary shares? Page vi

22. With a view towards disclosure, please advise us what consideration Mylan gave to including in the table a share price near the $55.31 price at which Mylan was trading

prior to widespread rumors of the Teva proposal.  For example, it is our understanding that on March 11, 2015 the first day of widespread social media rumors and press reporting of a potential Teva proposal, Mylan's share price rose 6.7%, while the S&P 500 fell 1.5% and that on April 8, 2015, the date of public announcement of Mylan's bid for Perrigo, Mylan's shares rose 13.6% following widespread speculation that both Perrigo and Mylan were potential acquisition targets.

What are the conditions of the offer? Page ix

23.     Refer to the first offer condition.  Revise the disclosure to define the term "unconditionally allotted."  In addition, we note that Appendix I to the prospectus contains a more detailed description of this condition, and includes a proviso that the condition shall not be satisfied unless Mylan shall have acquired or agreed to acquire Perrigo shares carrying in aggregate more than 50% of the voting rights then exerciseable at a general meeting of Perrigo.  Please revise the description of this condition throughout the prospectus to more accurately reflect the condition described in Appendix I.  Include in such revised disclosure an explanation of the proviso and why it is a term of the offer.

What does it mean for the offer to become or be declared " wholly unconditional?" Page x

24.     Disclosure indicates that a holder will not have withdrawal rights after the offer becomes or is declared wholly unconditional, except in certain limited circumstances.  Please supplement the disclosure here and on page 47 under the heading "Withdrawal Rights" to advise holders that under certain circumstances and in accordance with Irish practice, Mylan intends to declare the offer wholly unconditional (after the 20th business day) as soon as possible after all of the conditions have been fulfilled or waived, even if prior to the expiration of any voluntary extension of the offer.  The revised disclosure should explain to holders the potential period of time between the termination of their withdrawal rights and expiration of such offer extension.

How long will it take to complete your proposed transaction? Page x

25.     We note the statement regarding Mylan's "unconditional commitment to take all actions" to obtain a decision from the US Federal Trade Commission.  We also note disclosure on page 7 that Mylan believes "that the closing of the offer is subject to the receipt of regulatory approvals from the relevant competition authorities in the European Union, Australia, Canada, Russia, and Ukraine or the expiration of the applicable waiting periods under the antitrust and competition laws of such jurisdictions."  With a view towards disclosure, please advise whether Mylan has made a similar commitment with respect to these other regulatory approvals.

If I decide not to tender, how will the offer affect my Perrigo ordinary shares?  Page xiv

26.     Disclosure here and in the proxy statement indicate that following the consummation of the offer, Mylan intends to use a compulsory acquisition procedure under the Companies Act to acquire the outstanding Perrigo shares that were not tendered into the exchange offer or otherwise acquired by Mylan.  Given the possibility that Perrigo shares will be delisted if the Exchange Offer is consummated, please supplement this disclosure to indicate:

- when Mylan can begin the compulsory acquisition procedure;
- when Mylan's right to exercise the compulsory acquisition procedure expires;
- how long it will take for the compulsory acquisition procedure to be completed; and
- when Perrigo shareholders who wait until the compulsory acquisition period will receive the consideration.

Please also disclose, if true, that Perrigo shareholders have a statutory right to apply to the Irish High Court to resist the compulsory acquisition procedure.

Failure to Acquire 100% of the Perrigo Ordinary Shares…, page 26

27.     Disclosure in this risk factor indicates that the offer is conditional upon valid acceptances being received in respect of not less than 80% "of Perrigo ordinary shares (on an undiluted basis)."  Please reconcile this reference with disclosure in the Acceptance Condition on page A-1, which appears to reference the 80% threshold on a fully diluted basis.

Financing the Offer; Source and Amount of Funds, page 71

28.     We note the statement on page 72 that "the commitments in respect of the Loans will be available until the earliest to occur of April 22, 2016 and certain events relating to the completion or termination of the offer that are customary for "certain funds" financings in connection with acquisitions of Irish public companies and are specified in the Bridge Credit Agreement."  Please revise the disclosure to summarize the "certain events."

Antitrust Clearance, page 74

29.     We note the disclosure that "Mylan has an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the US Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the HSR Pre-Condition is satisfied."  Please provide similar disclosure in the preliminary proxy statement.  With a view towards disclosure in both the registration statement and the proxy statement, please advise:

- whether Mylan has made similar commitments with respect to obtaining necessary decisions from non-U.S. competition authorities;

- whether Mylan anticipates it will be required to take any action to obtain such regulatory approvals, including any divestitures; and
- if Mylan anticipates such actions will be required, what the effect such actions would have on Mylan or the strategic benefits of the transaction with Perrigo.

Comparison of Shareholders' Rights, page 86

30.  With a view towards disclosure, please advise whether or how Mylan shareholders can nominate directors, remove directors or fill vacancies and if so, the procedures for doing so.

31.  The discussion of Stichting Preferred Shares Mylan on page 111 indicates that by exercising the option to acquire a company's preferred shares, the foundation *temporarily* dilutes the voting rights of the company's holders of ordinary shares, thereby preventing the holders of ordinary shares from exercising control while the preferred shares remain outstanding (emphasis added).  Please supplement the disclosure to elaborate on the term "temporarily."  In addition, with a view towards disclosure, please advise whether the grant of the option to the Foundation has the effect of giving a right of absolute voting authority over Mylan to the Foundation.

Forward Looking Statements, page 139

32.  We note the reference to the Private Securities Litigation Reform Act of 1995.  We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Question 117.05 of the Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009). Please include disclosure in the Schedule TO to be filed in the future and in the offer to exchange that states that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements that Mylan makes in connection with the exchange offer, including forward-looking statements from the company's filings which are incorporated by reference into the exchange offer.  Please ensure future filings filed in connection with this transaction comply with this comment.

33.  We note the disclaimer on page 140 that Mylan undertakes no obligation to update any statements for revisions or changes after the filing date of the prospectus/offer to purchase. This disclaimer is inconsistent with the Mylan's obligations under Rule 14d-3(b) and 14d-4(d) to amend the Schedule TO to reflect a material change in the information previously disclosed and to promptly disseminate to security holders such change in a manner reasonably designed to inform security holders of such change. Please revise accordingly and ensure future filings filed in connection with this transaction comply with this comment.

Appendix I Conditions to and Certain Further Terms of the Offer, page A-1

34.     Please supplement the disclosure in the prospectus to explain the Acceptance Condition more clearly. Include in such disclosure an explanation of the difference between the condition *that Mylan receive* valid acceptances from Perrigo shareholders with respect to Perrigo ordinary shares representing not less than 80% of issued and to be issued Perrigo ordinary shares and what appears to be a separate condition contained in the proviso that Mylan *shall have acquired or agreed to acquire* Perrigo ordinary carrying more than 50% of the voting rights then exerciseable at a general meeting of Perrigo (emphasis added). Explain why it is necessary to the offer to include this second condition within the Acceptance Condition and describe any actions Mylan may take to assure satisfaction of this second condition. Disclose the circumstances under which Mylan could receive valid acceptances from Perrigo shareholders with respect to Perrigo ordinary shares representing not less than 80% of issued and to be issued Perrigo ordinary shares but Mylan shall not have acquired or not agreed to acquire Perrigo ordinary carrying more than 50% of the voting rights then exerciseable at a general meeting of Perrigo.

35.     Refer to condition (j) ("European Merger Regulation") on page A-3. Please supplement the body of the prospectus to explain this condition in more comprehensible terms.

36.     With a view towards disclosure, please advise whether Mylan requires approval of the Irish Takeover Panel to assert any of the listed conditions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325, Daniel Greenspan at (202) 551-3623, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:  Via E-mail
     Thomas E. Dunn, Esq.
     Cravath, Swaine & Moore LLP